SC Distributors, LLC
Statement of Cash Flows
Year Ended December 31, 2015

(dollars in,000s)

Cash flows from operating activities:	
Net loss	$ (5,572)
Adjustments to reconcile net loss to net cash used in operating activites:	
Depreciation and amortization	89
Equity based compensation	16
Allowance for Bad Debt	277
Increase (decrease) resulting from changes in:	
Fees and commissons receivables	(53)
Reimbursable expenses receivable	(1,332)
Due from/to affiliates, net	394
Prepaid insurance and other	56
Accounts payable and accrued expenses	842
Accrued compensation and benefits	283
Net cash used in operating activities	(5,000)
Cash flows from investing activites:	
Purchases of property and equipment	(493)
Net cash used in investing activities	(493)
Cash flows from financing activities:	
Capital contributions	5,375
Net cash provided by financing activites	5,375
Net decrease in cash	(118)
Cash and cash equivalents, beginning of period	3,567
Cash and cash equivalents, end of period	$ 3,449

The accompanying notes are an integral part of the financial statements.